Contact

www.linkedin.com/in/darryl-
thompson-771b06155 (LinkedIn)

Darryl Thompson

--
New York City Metropolitan Area

Experience

New Voices Fund
Chief Investment Officer
July 2018 - Present (7 years 9 months)

New General Market Partners
Chief Investment Officer
January 2016 - Present (10 years 3 months)

Bacara Partners LLC
Managing Member
2013 - 2015 (2 years)
Greater New York City Area

Belenos Capital LLC
President
2006 - 2012 (6 years)
Greater New York City Area

TSG Capital Group LLC
Partner
1993 - 2005 (12 years)
Greater New York City Area

TLC Group
Special Assistant To The Chairman
1991 - 1992 (1 year)

Morgan Stanley
Associate
1988 - 1990 (2 years)
Greater New York City Area

Education

Stanford University Graduate School of Business

Master of Business Administration - MBA

Massachusetts Institute of Technology

Master's degree, Technology and Policy

University of North Carolina at Chapel Hill

Bachelor of Arts - BA, Mathematics and Chemistry